UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2026, Micware Co., Ltd. (the “Company”) issued a press release announcing its planned participation in Emerging Growth Virtual Conference and Sidoti Micro-Cap Virtual Conference, both to be held on August 19, 2026 (collectively, the “Conferences”). A copy of the press release is furnished as Exhibit 99.1 hereto.

The Company expects to use the attached presentation (the “Presentation”) at the Conferences, as well as from time to time with potential investors. A copy of the Presentation is furnished as Exhibit 99.2 hereto.

Neither this report nor the exhibits attached hereto constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: August 5, 2026

3